April 20, 2007

Al Kraus
President and Chief Executive Officer
MedaSorb Technologies Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

Re: MedaSorb Technologies Corporation
Amendment No. 3 to Registration Statement on Form SB-2
Filed April 4, 2007
File No. 333-138247

Dear Mr. Kraus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 35

1.   Please provide the disclosure required by Item 402(c)(4) of Regulation S-B.

Director Compensation, page 36

2.   Please revise your disclosure in the first paragraph of this section to state the dates on which you granted options to your directors. In addition, please revise your disclosure that in June 2006 you granted options to purchase "an aggregate" of

87,536 shares to non-employee directors to specify the number of shares underlying options granted to <u>each</u> director.

3. Please revise your disclosure on in the final paragraph on page 36 regarding your agreement with Mr. Miller to state the exercise price of the option (or how you will determine such price) to be issued in 2008. Also, file any agreement with Mr. Miller required by Item 601(b)(10)(ii).

4. Please provide the footnote disclosure to the director compensation table required by the instruction to Item 402(f)(2)(iii) and (iv) of Regulation S-B.

5. We note your disclosure that "from time to time" your directors are granted options for their services. Please provide the disclosure required by Item 402(f)(3) of Regulation S-B, and include in that disclosure how you determined the amount and timing of the options included in the table.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alison Newman, Esq. – Cooley Godward Kronish LLP